SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For immediate release

PRUDENTIAL PLC

(the “Company”)

14 April 2009

Annual Financial Report and Annual General Meeting

The Company announces that, pursuant to Listing Rule 9.6.1R, two copies of its Annual Report 2008, Notice of Annual General Meeting 2009 and Forms of Proxy for shareholders in the UK and Ireland and ADR holders in the US have been submitted to the UK Listing Authority. Copies of all the above documents will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

Document Disclosure Team

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone: +44 (0)20 7066 1000

The Annual Report 2008 and Notice of Annual General Meeting 2009 and Explanation of Business will be available to download from the Company’s website at http://www.prudential.co.uk/prudential-plc/investors/agminfo/2009/.

At the Annual General Meeting due to be held on 14 May 2009, it is proposed that the Company adopt new Articles of Association with effect from 1 October 2009. A summary of the proposed principal changes is set out in the explanatory notes which are appended to the Notice of Annual General Meeting 2009. A copy of the proposed new Memorandum and Articles of Association of the Company showing all the proposed changes to the existing Memorandum and Articles of Association will also be available from the Company’s website at http://www.prudential.co.uk/prudential-plc/investors/agminfo/2009/.

The 2008 Full Year Results were announced on 19 March 2009.

The Annual Report 2008 contains the following statement regarding responsibility for the financial statements and directors’ report included in the report (references in the following statement are to pages of the Annual Report 2008) which information was contained in the 2008 Full Year Results announcement made by the Company on 19 March 2009:

“The directors of Prudential plc, whose names and positions are set out on pages 80 to 82 confirm that to the best of their knowledge:

•

The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

•

the directors’ report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.”

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact name for Enquiries

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary